Teva and Mount Sinai Health System pursue new models to reduce cost and complexity of care

New initiative creates scalable solutions to improve care of patients with multiple chronic conditions

Jerusalem and New York, September 18, 2017 – Today, two leading private sector groups announced a partnership to create scalable solutions to improve patient and health system care for Multiple Chronic Conditions.

The initiative was announced to an audience of public health leaders at the World Economic Forum’s (WEF) Sustainable Development Impact Summit. The meeting, which formed a part of the Summit, was convened to advocate for action to address Multiple Chronic Conditions (MCC), an emerging and unaddressed global health threat. MCC are defined by the presence of two or more chronic conditions in a patient, representing a growing pain point for families and society. Currently, one in three adults globally, and two in three adults over the age of 65, suffer from two or more chronic conditions.

MCCs are a global problem spanning multiple disease areas and affecting patients, communities and healthcare systems in different ways. The top conditions contributing to mortality and morbidity in high-income countries include ischemic heart disease (IHD), stroke, lung cancer, depression, diabetes and back and neck pain. In low- and middle-income countries, the top diseases include IHD, stroke, diabetes, and depression, as well as communicable diseases, such as diarrhea, HIV and tuberculosis.

TEVA Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA), the world’s largest generic drug company, and Mount Sinai Health System, one of the largest hospital groups in the United States, aim to gain new data and insights into interventions that can meet the needs of people with MCC. One pillar of this effort is a regional pilot program at Mount Sinai’s Arnhold Institute for Global Health in New York, which will design and evaluate a patient-centered, integrated approach and ultimately, adapt it for delivery to larger patient populations. Dr. Sandeep Kishore, MD, PhD, Associate Director of the Arnhold Institute for Global Health, leads work on global multiple chronic conditions.

A new report introduced at the meeting, Multiple Chronic Conditions: The Global State, quantifies the health, economic and personal burden weighing on patients, families and healthcare systems. The report found that with each additional chronic condition, healthcare costs more than double, so that treating a patient with four chronic conditions could cost as much as 16 times more than a patient with only one condition. It also revealed that multiple chronic conditions also greatly reduces the patient’s ability to comply with medication, increases the likelihood of depressive symptoms and greatly increases the care burden on families and health facilities.

The report also found that focusing care around the patient’s overall health and wellbeing as opposed to treating individual diseases in isolation, and by employing better technologies, health systems can actually reduce the cost of care while improving the quality of life for patients. Proposed changes include re-introducing the concept of a family doctor, since the family doctor can coordinate care, creating patient-focused teams of specialists who work better together, improving opportunities for home care, and creating combination therapy drugs that reduce the need for patients to take a large number of different medicines and improve adherence.

The meeting presented the global scope of MCC by assessing both the financial burden and the toll on human suffering. Experts discussed how to build a common understanding of challenges and gaps in current treatment models, and how to advance near and long-term solutions. Participants emphasized the importance of coordinated care models centered around the patient, in which all of a patient’s chronic conditions are managed comprehensively, rather than as discrete problems. They also explained the usefulness of digital platforms that integrate treatment as a way to alleviate the burden on patients, families and the healthcare system. They warned about escalating costs and deteriorating patient quality of life as the current MCC population ages, and as developing countries face the double burden of long-term communicable diseases alongside chronic conditions.

“All signs in our research support the fact that as the current population ages, and more young adults are diagnosed with multiple chronic conditions, the cost and complexity for healthcare systems will rise exponentially,” said Derek Yach, MBChB MPH and co-author of Multiple Chronic Conditions: The Global State. “The global scale of this growing public health issue warrants a much more robust, well-integrated response. Now is the time for action and pragmatic solutions that will help alleviate pressure on governments, providers, patients and their families.”

“While the personal challenges may differ, the mental, social and financial strain of multiple chronic conditions on patients and their families is universal,” said Iris Beck Codner, Group Executive Vice President of Teva Pharmaceuticals. “We hope this effort will shed light on the unique pressures weighing on patients and the potential for centering treatment on the patient versus individual conditions to help them live better and longer lives.”

“In low-income and underserved communities, nearly one in every two patients suffer from multiple chronic conditions,” said Prabhjot Singh, MD, PhD, Director of The Arnhold Institute for Global Health and Chair, Department of Health System Design and Global Health, Mount Sinai Health System. “Health systems must do a better job of caring for these patients in ways that incorporate the full context of their lives. Our goal at Mount Sinai is to develop better methods and care models to change the trajectory of outcomes for these patients in New York and around the world, and ultimately drive impact to keep patients healthier for longer.”

The Summit discussion and Multiple Chronic Conditions report reviewed opportunities to reduce the toll from MCC. Potential areas for exploration in public-private partnerships include:

Cross-Condition Management: Opportunities include innovative primary care models that coordinate treatment of different conditions across providers, as well as guidelines to help providers assess and treat patients with MCC by using symptom-based algorithms.
Medication Regimen Simplification: Adapting dosage plans so patients have fewer pills to remember – and take – each day, as a way to increase control of chronic conditions. For example, providers can improve the patient’s medication adherence by prescribing fixed-dose combination medicines, which combine multiple medications in a single pill, and with digital compliance technology, such as pills with sensors that generate data the medical team can monitor.
Technology-based Solutions: Making care more accessible and personalized through advancements such as telemedicine and remote monitoring to provide on-demand treatment, as well as cognitive computing to derive insights into medication interactions.

To learn more about Multiple Chronic Conditions: Global State, please visit, http://tevapharm.com/files/docs/Teva—MCC—Report.pdf. For more information on Teva’s Corporate Social Responsibility efforts, please visit: http://www.tevapharm.com/corporate—responsibility/.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in over 60 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

About the Mount Sinai Health System

The Mount Sinai Health System is New York City’s largest integrated delivery system encompassing seven hospital campuses, a leading medical school, and a vast network of ambulatory practices throughout the greater New York region. Mount Sinai’s vision is to produce the safest care, the highest quality, the highest satisfaction, the best access and the best value of any health system in the nation. The System includes approximately 7,100 primary and specialty care physicians; 10 joint-venture ambulatory surgery centers; more than 140 ambulatory practices throughout the five boroughs of New York City, Westchester, Long Island, and Florida; and 31 affiliated community health centers. Physicians are affiliated with the renowned Icahn School of Medicine at Mount Sinai, which is ranked among the highest in the nation in National Institutes of Health funding per investigator. The Mount Sinai Hospital is ranked No. 18 on U.S. News & World Report’s “Honor Roll” of top U.S. hospitals; it is one of the nation’s top 20 hospitals in Cardiology/Heart Surgery, Diabetes/Endocrinology, Gastroenterology/GI Surgery, Geriatrics, Nephrology, and Neurology/Neurosurgery, and in the top 50 in four other specialties in the 2017-2018 “Best Hospitals” issue. Mount Sinai’s Kravis Children’s Hospital also is ranked in six out of ten pediatric specialties by U.S. News & World Report. The New York Eye and Ear Infirmary of Mount Sinai is ranked 12th nationally for Ophthalmology and 50th for Ear, Nose, and Throat, while Mount Sinai Beth Israel, Mount Sinai St. Luke’s and Mount Sinai West are ranked regionally. For more information, visit http://www.mountsinai.org/, or find Mount Sinai on Facebook, Twitter and YouTube.

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